EXHIBIT 99.1

Alio Gold Announces Notice of Arbitration

VANCOUVER, British Columbia, July 23, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), has received formal notice from Maverix Metals Inc. (“Maverix”), a 3.25% royalty holder over the Company’s Florida Canyon property, seeking arbitration to resolve disputed allowable deductions in the royalty calculations. The Company has been in discussions with Maverix since acquiring the Florida Canyon property in May 2018.  The arbitration notice states that the dollar amount of the claim is still being calculated but the disputed amount based on past production is approximately $1,000,000.  The Company intends to vigorously defend its interests and the interests of its stakeholders. The Company remains confident that the historical calculation of the royalty, which has not changed since the inception of the royalty in 2013, is correct and that the Company’s position is strong.

About Alio Gold

Alio Gold is a gold mining company, focused on production, exploration and development of gold mining projects in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Source: ALO

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

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